OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ConsiderThoughtfully

440 Utah Street
San Francisco, CA 94110

http://www.stepup.work

20000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,000,000 shares of Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of Common Stock ($10,000)

Company	ConsideredThoughtfully
Corporate Address	440 Utah Street, San Francisco CA 94110
Description of Business	Provide virtual mentoring services to corporations' employees and to individuals
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$200

Perks*

Level 1: $600 or more

Free subscription to MyCareerMentor for up to 20 people you designate (e.g. your employees or mentees) for 6 months

Level 2: $1,200 or more

Free subscription to MyCareerMentor for up to 45 people you designate (e.g. your employees or mentees) for 6 months

Level 3: $5,000 or more

Free subscription to MyCareerMentor for up to 200 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify one additional situations and career frustrations to be added to the app

Level 4: $10,000 or more

Free subscription to MyCareerMentor for up to 450 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify three additional situations and career frustrations to be added to the app

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

ConsideredThoughtfully, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.50 / share, you will receive 40 bonus shares, meaning you'll own 440 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ConsideredThoughtfully provides virtual automated mentoring via smartphones, tablets and computers. We support both corporations and individual employees. Virtual automated mentoring products are used by employers to attract and retain employees while improving the effectiveness of their professional workforce. Virtual automated mentoring products enable individual professionals to accelerate their career progress and improve their career satisfaction. We are focused primarily on the $31 billion online corporate training market, and secondarily on the $1 billion market for individual learning.

In 2015 - 2016, we completed initial product development, including a MyCareerMentor virtual mentoring app with content on dozens of topics (each with diagnostic questions, learn-by-doing opportunities, and supporting information, including both newly developed content and links to existing content elsewhere on the Internet). Alpha and beta testing were done with dozens of users, leading to the identification of additional needed features.

In 2017 and 2018, additional features were added, including gamification elements and an initial chatbot avatar interview app.

Sales, Supply Chain, & Customer Base

The company is just gearing up to start sales. Anticipated customers include large corporations, smaller companies, and individuals. The only major supplier is SapientX, a company which develops chatbot avatars; they have developed an initial interview chatbot avatar for us, and have given us quotes to develop two additional products: a mentoring intake interview conducted by a chatbot avatar, and a full-fledged family of chatbot avatar mentors with different personalities.

Competition

To our knowledge, there are no competitors which offer artificial-intelligence based fully automated mentoring. Since at least 2000, industry observers have been predicting that artificial intelligence-based mentors will be developed. In 2016, a technology analyst predicted that AI-based mentors would come out within a year. But other than ourselves, we are not aware of any other companies which offer an AI-based career mentor.

There are a number of companies which sell software or services to corporations to match live mentors with employees in the corporation, and provide supporting services (business software comparison company Capterra lists over 40 of these companies). Examples of these companies include MentorcliQ, Chronus, River, eMentor Connect, Innovative Mentoring Software, Mentorink, Art of Mentoring, LifeMentor, Achiive, Mentor Resources, Management Mentors, MentorCity and MentorLoop. Many companies which use these services find it difficult to find enough employees to do the mentoring, so there is often a lot of unmet demand.

There are apps which offer opportunities for career-related learning. For example, Virtual Mentor for IOS and Android, developed by the Institute for Personal Leadership, offers opportunities to participate in video role-playing activities, and get feedback on your performance from peers.

There are many individuals and organizations offering mentoring and coaching by humans; examples of organizations offering mentoring and coaching include Paragon One, YouEmpoweredYou, HollieCrawford.com and The Coach Connection.

Liabilities and Litigation

The company has no current liabilities or unpaid bills, and is not involved in any litigation.

The team

Officers and directors

Dorothy McKinney	Founder, Chief Executive Officer and Director
Samuele Bassett	Chief Operating Officer
Shared Contractor	Chief Financial Officer and Secretary

Dorothy McKinney
Dorothy started mentoring professionals before she even earned her Bachelors degree, and has continued mentoring for over 45 years. She noticed patterns in mentoring which enabled her to provide mentoring which accelerated career growth and improved job satisfaction, while making the employees more valuable to their companies. She has been involved with digital knowledge sharing initiatives for over 30 years, and has established formal Communities of Practice which have dramatically enhanced the sharing of knowledge across large groups of professional employees. She has done extensive industry training, and has taught for over 15 years at the graduate level. All of this experience has allowed her to hone her ability to identify learning opportunities, especially opportunities for professional employees to learn by doing -- since learning from their own experience has much more impact than learning. Dorothy is the founder, and has devoted full-time to ConsideredThoughtfully since September of 2014, when she started product design.

Samuele Bassett
Samuele developed and owned an A.I computer system in computer technology, focused on the use of machine learning in the field of psychology. With over 5 years of start-up experience, he was notably a principal in one of the first chatbot/avatar advice-giving start-ups. So this is his second start-up using chatbot/avatars, and he is excited to see this field evolving so quickly. Samuele's positions in the last three years: Chief Operating Officer, ConsideredThoughtfully, Inc; Nov 2017- Current / Full Time, primary job Chief Operating Officer / Co-Founder, PsyberCatholic; Sept 2017 - Current / Part-time 10hrs or less per week Software: Social networking platform for addiction and recovery. Search and Recovery Diver, Independent Contractor; 2011 - Current / Part-time Hours (none presently -- too busy on ConsideredThoughtfully work) Consultant, Malibu ED, LLC, Oct 2017 - Jan 2018 Entertainment / Software: Media company Executive Vice President, Your Bestie, LLC; Feb 2015 - Sept 2017 Software: Company created a delivery system for psychotherapy using artificial intelligence and machine learning. Played lead role in building first-of-its-kind AI bot technology for healthcare -- a complex, nuanced tool. Generated critical documentation, including white paper deck, investment strategy, and executive summary. Challenge: Make specialized healthcare accessible to everyone by creating a chatbot that could address intake, diagnosis, and solution delivery for every possible need using natural language and A.I on a chatbot platform. * Quickly learned the requirements of AI interfaces, stretching its

application beyond what was thought possible. When told by engineering PhD that AI couldn't address seemingly infinite set of possibilities, found a way to make them finite, according to life stage of the subject. * Created AI decision tree experts feared was impossible; developed analog chart that took up an entire tennis court, using that as the basis to proceed with development. Decision tree mapped a problem from intake to diagnosis, recommendation, and solution. * Established scalable operations, creating centralized hub for all internal collaborations. Raised $2.5M in seed money, grew to 15 employees, and attracted experts through persuasion and trust-based relationships. * Built tech advisory "dream team," including cyber security coder for DoD and chatbot leader. Exceeded their expectations in executing their advice. * Raised seed money with proof-of-concept one-sided demo of AI chatbot avatar. Incorporated leading-edge NLU (natural language understanding) and NLP (neuro-linguistic processing) concepts with help from relevant thought leaders. * Overcame data mapping and data entry challenge. Researched and identified correct approach, connecting with an expert in receiving data and delivering relevant responses in conversational format. After refining the system, hired clinicians to write content. * Built reputation as thought leader in the use of technology in healthcare. Presented to the Graduate School of Education at the University of Pennsylvania.

Sharad Contractor
Sharad is a CPA with over 40 years of financial management experience. He has personally started 4 companies, and served as part-time CFO for several small companies, as well as serving as CFO for a 1.8 billion dollar division of a multi-national company. Sharad was Chief Operating Officer of J&J Acoustics, a construction company specializing in drywall installation, from 2004 to May of 2016. He has a C.P.A. practice, started in 1987, which is currently his primary occupation. He spends approximately 20% of his time in his role as the Chief Financial Officer of ConsideredThoughtfully, and has done so since the inception of the company in January 2015.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions to date. However, during the fund-raising period the Founder plans to loan the company money to cover expenses incurred. This loan is estimated to be no more than $40,000.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Company prospects** The company has no clients, and no revenues. If you are investing in this company, it's because you think virtual automated mentoring is a good idea, that the company will be able to market and sell virtual automated mentoring services, that we can price services correctly and sell them to enough corporations and individuals so that the company will succeed.
- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **Financial Projections** Our business projections are estimates, and there is no basis in experience for these estimates. There can be no assurance that the company will meet those projections. The company (and you) will only make money if there is sufficient demand for product, people think its a better option than other alternatives and the company has priced the services at a level that allows the company to make a profit and still attract business.
- **Resale of securities** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Future funding needed** Even if we raise the maximum sought in this offering, we anticipate raising more funds in the future to reach positive cash flow. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **Obtaining customers** Reaching large corporation's training decision-makers may prove difficult. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Online Platform** As an Internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow

agent. Any disruptions of services or cyber-attacks either on our technology provider or on the platform could harm our reputation and materially negatively impact our financial condition and business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dorothy McElroy, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

  The Company is authorized to issue up to 15,000,000 shares of common stock. There are a total of 8,000,000 shares currently outstanding.

  Voting Rights of Common Stock

  The holders of shares of the Company's common stock ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The corporation has no other authorized class of stock.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock as may be authorized in the future, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an Investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Our focus since inception of the company has been on product development, and testing with individual users. A virtual mentor, MyCareerMentor, has been developed. In addition, a user interview conducted by a chatbot avatar has been developed; this interview assesses the user's need for mentoring, and their suitability for virtual mentoring. In the future, we plan to use a set of chatbot avatars to deliver the virtual mentoring.

We have not yet generated any revenues. We plan to use the proceeds from this fund-raising round to form a sales and marketing team and secure our first corporate customers, which we anticipate will be done by the end of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 9 months without revenue generation.

Financial Milestones

The company has invested to develop the product, and has done limited marketing to individuals. As a result, the company is generating sizeable net income losses. Management currently forecasts 2019 and 2020 revenue of $1.5 million (with expenses of $2,288,500 - see below) and $6 million (with expenses of $4,071,000 - see below), respectively, and believes the company will generate positive net income beginning in the second quarter of 2020.

Estimated size of potential market which may be captured within the next 5 years:

-- From Companies with 20 – 499 U.S. employees (see note 1)

600,742 companies in the U.S. are this size

57.2 million employees; of which 5.6 million are professionals, are employed by these companies (see note 2)

With 0.1% market penetration = 600 companies can become customers

-- From Corporations with 500 – 4,999 U.S. employees (see note 1)

17,090 companies in the U.S. are this size

22 million employees; of which 4 million are professionals, are employed by these companies (see note 2)

With 12% market penetration = 2,050 companies can become customers

-- From Corporations with over 5,000 U.S. employees (see note 1)

1,986 companies in the U.S. are this size

41.1 million employees; of which 7.4 million are professionals, are employed by these companies (see note 2)

With 20% market penetration (see note 4) = 993 business units of these companies can become customers

-- From International employees of U.S. multinational corporations (see note 3)

34 million employees work for these companies outside of the U.S; conservative estimate is 3.4 million are professionals

With 10% penetration = 250 business units can become customers

-- From Individuals new to their professions

17.2 million young professionals (having less than 10 years of experience) times 20 – 40 % who are estimated to be potential users

= 3.44 – 6.88 million potential individual users

With 0.1 % market penetration this is 3440 – 6880 individual users

– From Individuals frustrated that they have plateaued in their professions

44.4 million experienced professionals times 10 – 30% who are estimated to be potential users

= 4.44 – 13.32 million potential individual users

With 0.02% market penetration this is 888 – 2664 individual users

Prices (per Quarter) for these different types of users are projected to be:

Individual license $15/quarter

$500/quarter for up to 40 employees (expected from companies with 20 - 499 employees)

$5,000/quarter for up to 200 employees (expected from companies with 500 - 4999 employees)

$15,000/quarter for up to 2,000 employees in the U.S., or $12,000 outside the U.S (for business units of larger corporations)

Projections for sales by category for 2019 and 2020 are:

Calendar Period	Individual Sales		Small Business Sales		Medium Business Sales		Large Corporate Sales		U.S. Multinational Companies Non-U.S. Employees Sales		Total Quarter Revenue
	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars	
Q1 2019	100	$1,500	6	$3,000	17	$42,000	1	$15,000			$
Q2 2019	133	$2,000	18	$9,000	30	$75,000	9	$140,000			$2
Q3 2019	167	$2,500	36	$18,000	44	$110,000	19	$280,000	1	$12,000	$4
Q4 2019	200	$3,000	72	$36,000	60	$150,000	21	$320,000	8	$90,000	$9
Q1 2020	240	$3,600	84	$42,000	80	$200,000	32	$480,000	11	$136,000	$8
Q2 2020	293	$4,400	102	$51,000	112	$280,000	48	$720,000	16	$190,000	$1,2

Notes

1 https://www.sba.gov/advocacy/firm-size-data

2 http://dpeaflcio.org/programs-publications/professionals-in-the-workplace/professional-and-technical-employees-in-the-labor-force/

3 https://www.bea.gov/newsreleases/international/mnc/2013/_pdf/mnc2011.pdf

4 It is assumed that many large corporations will buy licenses covering 2,000 employees for multiple business units within their organization, so penetration is estimated for the number of professional employees, rather than the number of corporations

The major challenge which may impact achieving these sales projections is accessing appropriate decision-makers in corporations, and persuading them of the potential value of MyCareerMentor. Product development is well understood, with operational versions of current products. SapientX, which developed the chatbot avatar interview software, has given us firm quotes for the development of the next two planned chatbot avatar products: (1) a mentor intake interview, and (2) a family of chatbot avatar mentors with different "personalities" (different styles of interacting). Their technology is fairly mature, so we have assessed the technology risk to be low.

The expenses we anticipate will be required to achieve these sales include:

Calendar Period	Expenses Projected
Q4 2018	$367,000
Q1 2019	$288,500
Q2 2019	$441,000
Q3 2019	$767,000
Q4 2019	$792,000
Q1 2020	$880,000
Q2 2020	$968,000
Q3 2020	$1,067,000
Q4 2020	$1,156,000

Detailed budgets have been prepared through April 2019 as follows:

Budget - October 2018 - April 2019

	Oct-18	Nov-18	Dec-18	Jan-19	Feb-19	Mar-19	Apr-19
Cash Outflows (Expenses)							
Marketing & Advertising							
Advertising	-	9,000	9,000	9,000	9,000	9,000	15,000
Public Relations	4,000	4,000	6,000	6,000	6,000	6,000	9,000
Marketing/Promotion/Corporate	-						

Sales		-	-	9,000	9,000	30,000	30,000	
Trade Shows	-	-	20,000	-		-		-
Conferences & Seminars	-	-	-	-		- 5,000		-
Total Marketing & Advertising	4,000	13,000	35,000	24,000	24,000	30,000	34,000	
Executive & Administrative								
Chief Financial Officer (Provided by Shareholder)	0	0	0	0	0	0	0	
Chief Operating Officer	8,000	8,000	8,000	8,000	10,000	10,000	10,000	
Chief Technology Officer / Security / Back End Dev.	12,000	12,000	12,000	12,000	12,000	12,000	12,000	
Administration/Business Operations/Accounting	7,000	6,500	6,500	7,000	7,000	8,000	9,000	
Total Executive & Administrative	27,000	26,500	26,500	27,000	29,000	30,000	31,000	
Development Costs								
Content Creation & Evolution — Packaging content into Quests — Creating chatbot scripts from content	24,000	24,000	24,000	24,000	24,000	24,000	24,000	
Content Testing & Evaluation	6,000	6,000	6,000	6,000	6,000	6,000	6,000	
Front-End Engineer/Designer	11,000	11,000	11,000	-		-	-	-
Coders (2) / IT Support	7,000	7,000	7,000	7,000	7,000	7,000	7,000	
Avatar Licensing Fee / SapientX — Intake interview chatbot avatar (1) — Mentor chatbot avatars with 3 different personalities (1)						-	50,000 -	- 50,000 50,000 50,000 50,000 :
Tech Consultants	6,000	6,000	6,000	-				
Other Costs	9,000	5,000	2,000	2,000	2,000	2,000	2,500	
Total Development Costs	63,000	109,000	106,000	89,000	89,000	89,000	89,500	
Development Services Contributed By Founder								
Content Creation & Evolution	(24,000)	(24,000)	(24,000)	(24,000)	(24,000)	(24,000)	(24,000)	
Content Testing & Evaluation	(6,000)	(6,000)	(6,000)	(6,000)	(6,000)	(6,000)	(6,000)	
Total Founder Contribution	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	(30,000)	
Computer & Network Costs								
Total Computer & Network Costs	2,500	2,500	2,500	2,500	2,500	2,500	2,500	
Total Cash Outflows	66,500	121,000	140,000	112,500	114,500	141,500	147,000	

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Company projections indicate that a total of $3,400,000 in new capital (including this fund-raising round) will be needed to take the company to the point where cash flow is positive.

Subsequent to the fund-raising, the Founder, Dorothy McKinney, considers it essential to allow key team members to have an equity interest in the company. This will be accomplished without diluting the ownership share of investors who purchase shares in this initial

round of fund-raising. For this reason, the Founder has decided to give part of her holdings to key team members; we acknowledge that this is an unusual arrangement.

The Founder and Chief Executive Officer, Dorothy McKinney, has committed to give the following team members stock or options from her own personal stock holdings as follows:

- Samuele Bassett, Chief Operating Officer, options for 1,200,000 shares at $0.50 per share, with 300,000 options vested at issuance, and the remainder vesting over 18 months
- Eileen Arnold, Chief Systems Engineer, options for 600,000 shares at $0.50 per share
- Sheppard Contractor, Chief Financial Officer, 600,000 shares of stock (note: Sheppard Contractor is married to Dorothy McKinney)

During the next year, the Founder plans to continue product development and testing on behalf of the company, at no charge to the company. The financial projections include the value of this work at $270,000. Please note that a credit for this amount, to offset the value of this development and test contribution, has been included in the financial projections.

In the next several months, as fund-raising is conducted, the Founder plans to loan the company money to cover expenses incurred. This loan is estimated to be no more than $40,000.

Indebtedness

The Company has not had any material terms of indebtedness. However, during the fund-raising period the Founder plans to loan the company money to cover expenses incurred. This loan is estimated to be no more than $40,000; no interest will be due if this loan is paid off by the company in the first year; after that, the loan will have an interest rate of 5% per year.

Recent offerings of securities

None

Valuation

$4,000,000.00

We have not undertaken any efforts to commission an independent valuation of the Company. Founders' investment to date has been $400,000, which has been used to develop prototypes, conduct alpha and beta testing, develop initial version of products, do test marketing, and improve products. In addition to the funding, over a million dollars of free time has been invested by the founders (including both current and past team members). The intellectual property which has been developed includes: (1) an extensive annotated catalog of resources available in websites, videos, books, training courses and other learning resources available from a wide variety of sources, which are of potential interest to our future users; (2) an extensive database of questions, answers, and information nuggets with links to take a user to the information in a variety of ways, (3) MyCareerMentor software which supports entry and editing of questions, answers and information, as well as serving this information to users and keeping records the users can access of their progress, (4) a chatbot avatar interview, developed by SapientX, which provides state-of-the-art chatbot avatars, with an interview script developed by ConsideredThoughtfully; (5) two fully developed mini-courses (How to Be Well Managed (Despite Your Boss!) and Improving Communication), (6) one assessment (of Change Agent Skills) and a series of mini-courses on aspects of improving Change Agent skills which are partially completed, (7) a number of other mini-courses for which material has been developed, but which have not yet been put into mini-course format, and (8) a significant body of additional information waiting to be put into MyCareerMentor. Alpha testing was done by a group of very experienced mentors; their conclusion was that the content of MyCareerMentor would be useful to a wide variety of employees, and that customization of delivery to suit the needs of specific organizations would broaden its marketability further. Beta testing done by a variety of employees with a wide range of ages indicated that the contents are most useful for employees in the first decade of their careers, and employees whose careers have plateaued. We believe the product scales extremely well; the implementation of the products using the Heroku and Amazon S3 platforms means we only pay for actual resources used, and they have multiple, geographically distributed servers, so our users worldwide can be serviced without us having to acquire any additional infrastructure. The $1 million target for this fund-raising is only slightly more than twice the amount of funding the Founder and CEO has already put into the company. A company using the same chatbot avatar technology in the self-help space, Your Bestie, raised $2.5 million at a $15 million valuation, following an initial investment of $400,000 by the founder. Another company, Cyberscentials has raised $1.2 million to date, and has a valuation of $10 million. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise enough funds to take the company to the next stage, and acquire major corporations as customers. If sufficient funds to do this are not raised, the company will not accept any investor funds.

The Executive and Administrative budget will be used to identify and interview new team members, and do all of the management and coordination required to plan and support the marketing and sales efforts, as well as the tailoring of products to meet specific needs of customers. This budget will cover the following positions (except the Chief Financial Officer, who is working pro bono since he is an owner): Chief Operating Officer, Chief Technology Officer, and part-time positions to handle cyber-security (assuring that none of our products can be maliciously manipulated), accounting, back end development (to tailor products to specific needs of individual customers), and other administrative and business needs which may arise. Outside services will be retained to handle legal issues, and future fund-raising efforts.

	Amount Raised	$ 10,000	$ 1,000,000	
StartEngine Fees		$ 600		$60,000
Marketing & Advertising				
	Advertising	$ 700	$ 60,000	

	Public Relations	[illegible]	[illegible]
	Marketing/Promotion/Corporate Sales	[illegible]	[illegible]
	Trade Shows	0	$ 10,000
	Conferences & Seminars	0	$ 10,000
	Total Marketing & Advertising	$ 2,150	$ 203,000
Executive & Administrative			
	Chief Financial Officer (Provided by Shareholder)	$ -	$ -
	Chief Operating Officer	$ 800	$ 78,000
	Chief Technology Officer / Security / Back End Dev.	$ 915	$ 88,000
	Administration/Business Operations/Accounting	$ 700	$ 55,500
	Total Executive & Administrative	$ 2,415	$ 221,500
Development Costs			
	Content Creation & Evolution (Provided by Founder) — Packaging content into Quests — Creating chatbot scripts from content	$ 2,160	$ 216,000
	Content Testing & Evaluation (Provided by Founder)	$ 540	$ 54,000
	Front-End Engineer/Designer	$ 1,000	$ 45,000
	Coders (2) / IT Support	$ 3,000	$ 46,000
	Avatar Licensing Fee / SapientX		
	— Intake interview chatbot avatar (1)	0	$ 38,000
	— Mentor chatbot avatar with 5 different personalities (1)	0	$ 300,000
	Tech Consultants	$ 3,000	$ 20,000
	Other Costs	$ 275	$ 38,500
	Total Development Costs	$ 7,275	$ 757,500
Development Services Contributed By Founder			
	Content Creation & Evolution	$ (2,160)	$ (216,000)
	Content Testing & Evaluation	$ (540)	$ (54,000)
	Total Founder Contribution	$ (2,700)	$ (270,000)
Computer & Network Costs			
	Website Costs / Hosting Cost	120	$ 3,000
	Network Processing Cost	100	$ 1,000
	Software licenses	80	$ 18,000
	Computer Equipment		$ 6,000
	Total Computer & Network Costs	$ 280	$ 28,000
	Total Cash Outflows	$ 10,000	$ 1,000,000

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.stepup.work/Investor_Information. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR *Considered/Thoughtfully*

[See attached]

This pdf file contains ConsideredThoughtfully's financial statements reviewed by an outside CPA for the years since the inception of the corporation: 2015, 2016, and 2017. I have reviewed this information, and, as Chief Executive Officer of ConsideredThoughtfully, I agree that it reflects an accurate picture of the corporation's finances.

Dorothy McKinney
Chief Executive Officer

CONSIDEREDTHOUGHTFULLY, INC.

REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Carla Dirk CPA, LLC

Accounting | Consulting | Tax Return Preparation

1254 Dove Tree Ct. · Henderson, NV 89014
Office: 702.639.1800 · Fax: 702.435.9224
carla@dirkcpa.lvcoxmail.com

CONSIDEREDTHOUGHTFULLY, INC.

COMBINED REVIEWED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Carla Dirk | CPA, LLC

Accounting | Consulting | Tax Return Preparation

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Shareholders
ConsideredThoughtfully, Inc.

We have reviewed the accompanying financial statements of ConsideredThoughtfully, Inc, which comprise the balance sheet as of December 31, 2015, and the related statements of loss, cash flows, changes in equity for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Carla Dirk CPA
July 5, 2018

1254 Dove Tree Ct. • Henderson, NV 89014 • Office: 702.639.1800 • Fax: 702.435.9224
www.DirkCPA.com • Carla@DirkCPA.com

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED BALANCE SHEET
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	7,051
Shareholder loan		900
Total Current assets	$	7,951
PROPERTY AND EQUIPMENT:		
Office equipment		2,764
Accumulated depreciation		(1,658)
Net property and equipment		1,106
TOTAL ASSETS	$	9,057

EQUITY

EQUITY		9,057
TOTAL LIABILITIES AND EQUITY	$	9,057

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF LOSS
FOR THE PERIOD JANUARY 9, 2015 INCEPTION, TO DECEMBER 31, 2015

REVENUES	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	
Bank charges	67
Education and training	5,899
Depreciation	1,658
Legal and professional	978
Meals and entertainment	166
Office	1,964
Software	3,132
Software development	41,955
Communications	267
Travel	3,742
Website and app design	6,400
Total general and administrative expenses	66,228
LOSS FROM OPERATIONS	(66,228)
OTHER INCOME (EXPENSE)	
Other income	24
	24
NET LOSS	$ (66,204)

See accompanying accountant's review report
and notes to the financial statement.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 9, 2015 INCEPTION, TO DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:				
Net cash useded by operating activities			$	(65,446)
CASH FLOWS FROM FINANCING ACTIVITIES				
Stockholder's contributions				67,526
Purchase of treasury stock				(265)
Redemption of common stock				8,000
Net cash provided by financing activities				75,261
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of equiment				(2,764)
Net cash used by investing activies				(2,764)
Increase in cash and cash equivalents				7,051
CASH AND CASH EQUIVALENTS, January 9, 2017				-
CASH AND CASH EQUIVALENTS, December 31, 2017			$	7,051

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES				
NET LOSS			$	(66,204)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:				
Depreciation	$	1,658		
Changes in operating assets and liabilities:				
Other current assets		(900)		
Total adjustments to reconcile net income				758
NET CASH USED BY OPERATING ACTIVITIES			$	(65,446)

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD JANUARY 9, 2015 INCEPTION, TO DECEMBER 31, 2015

	Capital Stock	Treasury Stock	Additional Paid in Capita	Retained Earnings	Total Equity
BALANCE, January 9, 2017, inception	$ -	$ -	$ -	$ -	$ -
Issuance of capital stock	8,000	(265)			7,735
Shareholder contribution			67,526		67,526
Net income				(66,204)	(66,204)
BALANCE, December 31, 2017	$ 8,000	$ (265)	$ 67,526	$ (66,204)	$ 9,057

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.

NOTES TO THE COMBINED REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND HISTORY

ConsideredThoughtfully, Inc. ("the Company") was incorporated in California in January 2015. The Company is engaged in developing and marketing internet software applications for business support functions.

REVENUE AND COST RECOGNITION

The Company utilizes the cash basis to recognize revenues and expenses. This is a departure from generally accepted accounting principles, however management feels that this does not materially affect the fair presentation of the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the accelerated methods used for federal income tax purposes. Generally accepted accounting principles require the use of straight line depreciation for financial statement reporting. Management, however, estimates that the results of operation using the accelerated methods would not differ materially from results that would have been obtained using the straight-line method. Estimated useful lives are as follows:

	Life
Office equipment	7 years

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

INCOME TAXES

The Company, with the consent of its stockholders have elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. For income tax purposes, the company reports income and expenses on the cash method of accounting. Under this method, revenue is recognized when received and expenses when paid.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintain cash and cash equivalent balances at one financial institution. Accounts at this institution are fully insured by the Federal Deposit Insurance Corporation of non-interest-bearing accounts and up to $250,000 for interest bearing accounts. At December 31, 2015 the Company had no uninsured balances.

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, other current assets, accounts payable, accrued liabilities, and other current liabilities is a reasonable estimate of their fair value at December 31, 2015.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 5, 2018 which is the date the financial statements were available to be issued.

CONSIDEREDTHOUGHTFULLY, INC.

REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Carla Dirk CPA, LLC

Accounting | Consulting | Tax Return Preparation

1254 Dove Tree Ct. · Henderson, NV 89014
Office: 702.639.1800 - Fax: 702.435.9224
carla@dirkcpa.lvcoxmail.com

CONSIDEREDTHOUGHTFULLY, INC.

COMBINED REVIEWED FINANCIAL STATEMENTS
TABLE OF CONTENTS

Carla Dirk CPA, LLC

Accounting | Consulting | Tax Return Preparation

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Shareholders
ConsideredThoughtfully, Inc.

We have reviewed the accompanying financial statements of ConsideredThoughtfully, Inc, which comprise the balance sheet as of December 31, 2016, and the related statements of loss, cash flows, changes in equity for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Carla Dirk CPA
July 5, 2018

1254 Dove Tree Ct. • Henderson, NV 89014 • Office: 702.639.1800 • Fax: 702.435.9224
www.DirkCPA.com • Carla@DirkCPA.com

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	9,573
Shareholder loan		900
Total Current assets	$	10,473
PROPERTY AND EQUIPMENT:		
Office equipment		2,764
Accumulated depreciation		(2,100)
Net property and equipment		664
TOTAL ASSETS	$	11,137

LIABILITIES AND EQUITY

CURRENT LIABILITIES:		
Credit cards payabe	$	417
EQUITY		10,720
TOTAL LIABILITIES AND EQUITY	$	11,137

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank charges		210
Depreciation		442
Education and training		1,894
Legal and professional		1,784
Marketing		18,500
Meals and entertainment		24
Miscellaneous		15
Office		1,539
Software		3,807
Software development		42,500
Communications		1,119
Taxes and licenses		825
Travel		6,978
Website and app design		36,000
Total general and administrative expenses		115,637
LOSS FROM OPERATIONS		(115,637)
OTHER INCOME (EXPENSE)		
Other income		3
		3
NET LOSS	$	(115,634)

See accompanying accountant's review report
and notes to the financial statement.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net cash useded by operating activities		$ (114,775)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's contributions		115,797
Issuance of capital stock		1,500
Net cash provided by financing activities		117,297
Increase in cash and cash equivalents		2,522
CASH AND CASH EQUIVALENTS, January 1, 2017		7,051
CASH AND CASH EQUIVALENTS, December 31, 2017		$ 9,573

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES		
NET LOSS		$ (115,634)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	$ 442	
Changes in operating assets and liabilities:		
Other current liabilities	417	
Total adjustments to reconcile net income		859
NET CASH USED BY OPERATING ACTIVITIES		$ (114,775)

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Stock	Treasury Stock	Additional Paid in Capital	Retained Earnings	Total Equity
BALANCE, January 1, 2017	$ 8,000	$ (265)	$ 67,526	$ (66,204)	$ 9,057
Issuance of common stock	1,500				1,500
Shareholder contribution			115,797		115,797
Net income				(115,634)	(115,634)
BALANCE, December 31, 2017	$ 9,500	$ (265)	$ 183,323	$ (181,838)	$ 10,720

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.

NOTES TO THE COMBINED REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND HISTORY

ConsideredThoughtfully, Inc. ("the Company") was incorporated in California in January 2015. The Company is engaged in developing and marketing internet software applications for business support functions.

REVENUE AND COST RECOGNITION

The Company utilizes the cash basis to recognize revenues and expenses. This is a departure from generally accepted accounting principles, however management feels that this does not materially affect the fair presentation of the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the accelerated methods used for federal income tax purposes. Generally accepted accounting principles require the use of straight line depreciation for financial statement reporting. Management, however, estimates that the results of operation using the accelerated methods would not differ materially from results that would have been obtained using the straight-line method. Estimated useful lives are as follows:

	Life
Office equipment	7 years

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CONSIDEREDTHOUGHTFULLY, INC.

NOTES TO THE COMBINED REVIEWED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2016

INCOME TAXES

The Company, with the consent of its stockholders have elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. For income tax purposes, the company reports income and expenses on the cash method of accounting. Under this method, revenue is recognized when received and expenses when paid.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintain cash and cash equivalent balances at one financial institution. Accounts at this institution are fully insured by the Federal Deposit Insurance Corporation of non-interest-bearing accounts and up to $250,000 for interest bearing accounts. At December 31, 2016 the Company had no uninsured balances.

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, other current assets, accounts payable, accrued liabilities, and other current liabilities is a reasonable estimate of their fair value at December 31, 2016.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 5, 2018 which is the date the financial statements were available to be issued.

CONSIDEREDTHOUGHTFULLY, INC.

COMBINED REVIEWED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CONSIDEREDTHOUGHTFULLY, INC.

REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2017

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Shareholders
ConsideredThoughtfully, Inc.

We have reviewed the accompanying financial statements of ConsideredThoughtfully, Inc, which comprise the balance sheet as of December 31, 2017, and the related statements of loss, cash flows, changes in equity for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Carla Dirk CPA
July 5, 2018

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	13,771
PROPERTY AND EQUIPMENT:		
Office equipment		2,764
Total property and equipment	-	2,764
Accumulated depreciation		(2,366)
Net property and equipment		398
TOTAL ASSETS	$	14,169

LIABILITIES AND EQUITY

CURRENT LIABILITIES:		
Credit cards payabe	$	1,238
EQUITY		12,931
TOTAL LIABILITIES AND EQUITY	$	14,169

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	
Bank charges	128
Depreciation	266
Education and training	5,245
Legal and professional	3,945
Marketing	33,200
Miscellaneous	44
Office	1,289
Software	4,174
Software development	71,145
Communications	2,407
Taxes and licenses	800
Travel	8,239
Total general and administrative expenses	130,882
LOSS FROM OPERATIONS	(130,882)
OTHER INCOME (EXPENSE)	
Other income	427
	427
NET LOSS	$ (130,455)

See accompanying accountant's review report
and notes to the financial statement.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net cash useded by operating activities		$ (128,468)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's contributions		142,666
Purchase of treasury stock		(7,500)
Redemption of common stock		(2,500)
Net cash provided by financing activities		132,666
Increase in cash and cash equivalents		4,198
CASH AND CASH EQUIVALENTS, January 1, 2017		9,573
CASH AND CASH EQUIVALENTS, December 31, 2017		$ 13,771

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES		
NET LOSS		$ (130,455)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	$ 266	
Changes in operating assets and liabilities:		
Other current assets	900	
Other current liabilities	821	
Total adjustments to reconcile net income		1,987
NET CASH USED BY OPERATING ACTIVITIES		$ (128,468)

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.
REVIEWED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Treasury Stock	Additional Paid in Capital	Retained Earnings	Total Equity
BALANCE, January 1, 2017	$ 9,500	$ (265)	$ 183,323	$ (181,838)	$ 10,720
Redemption/ purchase	(2,500)	(7,500)			$ (10,000)
Shareholder contribution			142,666		$ 142,666
Net income				(130,455)	(130,455)
BALANCE, December 31, 2017	$ 7,000	$ (7,765)	$ 325,989	$ (312,293)	$ 12,931

See accompanying accountant's review report
and notes to the financial statements.

CONSIDEREDTHOUGHTFULLY, INC.

NOTES TO THE COMBINED REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND HISTORY

ConsideredThoughtfully, Inc. ("the Company") was incorporated in California in January 2015. The Company is engaged in developing and marketing internet software applications for business support functions.

REVENUE AND COST RECOGNITION

The Company utilizes the cash basis to recognize revenues and expenses. This is a departure from generally accepted accounting principles, however management feels that this does not materially effect the fair presentation of the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the accelerated methods used for federal income tax purposes. Generally accepted accounting principles require the use of straight line depreciation for financial statement reporting. Management, however, estimates that the results of operation using the accelerated methods would not differ materially from results that would have been obtained using the straight-line method. Estimated useful lives are as follows:

	Life
Office equipment	7 years

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CONSIDEREDTHOUGHTFULLY, INC.

NOTES TO THE COMBINED REVIEWED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2017

INCOME TAXES

The Company, with the consent of its stockholders have elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. For income tax purposes, the company reports income and expenses on the cash method of accounting. Under this method, revenue is recognized when received and expenses when paid.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintain cash and cash equivalent balances at one financial institution. Accounts at this institution are fully insured by the Federal Deposit Insurance Corporation of non-interest-bearing accounts and up to $250,000 for interest bearing accounts. At December 31, 2017 the Company had no uninsured balances.

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, other current assets, accounts payable, accrued liabilities, and other current liabilities is a reasonable estimate of their fair value at December 31, 2017.

SUBSEQUENT EVENTS

Effective July 1, 2018 the Company and shareholders revoked the S Corporation election with the Internal Revenue Service. Consequently, the Company will now be recognized as a C Corporation. All income taxes will be assessed and paid at the corporate level. Subsequent events have been evaluated through July 5, 2018 which is the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Video #1

StepUp.Work and ConsideredThoughtfully, Inc. are proud to present MyCareerMentor, a virtual mentoring platform that will revolutionize how users obtain personal success. (on screen, it shows "StepUp.Work Virtual Mentoring for Your Career Advancement" then it transitions to show "MYCAREERMENTOR" then it transitions to show "MYCAREERMENTOR Helping You Navigate Through Difficult Workplace Terrains" and "Fast Track to Success") Using the latest in chatbot and avatar technology, the MyCareerMentor platform is like nothing the world has ever seen. (on screen, screen it shows a menu across the top with entries "Introduction", "About My Career Mentor", "Is MCM Right For ME?", "Mentoring Content", "About MCM" and "Contact Us" and it also shows "MyCareerMentor It's not every day you get to talk with a synthetic career mentor. Making decisions about how to improve your current position and happiness is super important. We are here to help!" and "Proceed" then it transitions to show "Want to make faster career progress? MyCareerMentor is here to help by providing proven techniques to improve your job satisfaction and broaden your opportunities for advancement and very possibly increase your salary in the process. MyCareerMentor is the first artificial intelligence-based career mentor. MyCareerMentor will super-charge your career and help you to find the work role that you have always dreamed of.")

The avatar onscreen then says "Hi, I am your digital mentor." (on screen it shows a menu across the top with entries "Introduction", "About My Career Mentor", "Is MCM Right For ME?", "Mentoring Content", "About MCM" and "Contact Us" – also shown on the screen are "MyCareerMentor " and "Hold Talk Button Down to Speak and Release to Listen") The on-screen avatar says "Hello. I'm Kaitlyn. What should I call you?" and this also appears on the screen as text. The user says "my name is Sammy." And this also appears on the screen Then the avatar says "Nice to meet you Sammy, Welcome to MyCareerMentor. I'd like to chat with you about whether you'd find our mentoring app useful. I'll ask you a few questions and score your answers. " This also appears on the screen as text. The user says "Okay."

The on-screen avatar then says "Some people think that a mentor's job is to give advice, but I've found that showing a person how to self learn is the most successful approach. Would you like to give this a try?" and the same words appear on the screen.

The screen then switches to show the menu ("Introduction", "About My Career Mentor", "Is MCM Right For ME?", "Mentoring Content", "About MCM" and "Contact Us") and "Effective Online Mentoring" and :The full online talking character mentors are under development. In the meantime, if you would like to access our interim version which provides a unique experience for each user in real-time using text to ask you questions, and offering multiple choice answers to speed your progress, CLICK HERE."

Then the screen changes to show the menu "MyCareerMentor is Brought to You by Dorothy McKinney and Her Talented Team" and "We make talking characters that understand you and can hold an intelligent conversation. We think that the next generation of tech devices will all use voice interfaces. You deserve this so we are working hard to make it happen. If you want to find out more about what we are doing or you want to embed our cool software into your product, come on over tour main website HERE." The screen then switches to show

"StepUp.Work Virtual Mentoring for Your Career Advancement" then it transitions to show "MYCAREERMENTOR".

Video #2

Hello, my name is Dorothy McKinney, and as the Founder of this company, I'd like to give you a quick tour of MyCareerMentor. This virtual mentor provides career mentoring via a smartphone, a tablet or a computer. Future versions of this app will provide mentoring by a chatbot avatar, but the present version uses text and graphics. [Text on screen "Let me give you a quick tour of MyCareerMentor" and "Collecting data for career insights" and "MyCareerMentor Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy"] (next page)

The home screen allows users multiple ways to find the information they need to make progress in their career. [Text on screen: "MyCareerMentor Advance Your Career Now!" and labels on icons in the graphic include "Stupidities" and "Ethics" and the Search box says: "Search for career help" and "Search Tip: Use one or two words" and "Recent Popular Search Results: Socializing with Colleagues / I have difficulties socializing with colleagues / How to Influence Colleagues / How to influence my colleagues / Conflicts way which works for me / Colleagues Treating Me Badly / How do I deal with people treating me in ways I find un acceptable? / Getting Credit for Contributions / I want other people to see my contributions, and give me credit for my accomplishments / Fitting In / I would like to know how to deal with the fact that my colleagues socialize outside of work, and I don't have time to join them (or I am not interested in joining them), but I would still like to fit in better with my colleagues / Getting Credit for Ideas / How to get credit for my ideas and accomplishments / Professional Work Issues / I would like to learn more about information sources specific to my profession / Project Risk / I see risks to the success of the project I am working on because management has not provided adequate resources / Boss and Workplace Problems / What might happen if I wait for my boss to fix the problems in my workplace" and "Other Ways to Explore" with icons for "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

The Search option allows a user who needs information on a specific topic to enter just a word or two, and find related information. (next page)

Recent search results obtained by other users are shown below the Search box; these may provide interesting topics for a user to explore. (next page)

There are four other ways a user can get the mentoring they need, selectable with these four icons from any page. Let's talk briefly about several of these in turn. (next page)

The Frustration Track provides powerful ways for a user to leverage their frustrations, and turn them into great learning opportunities. For example, if a user has a workload which is more than they can comfortably handle, they would click on the Workload icon. [Text on screen "MyCareerMentor Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" and "Help me navigate through my FRUSTRATION TRACK" and "Frustrations are red flags indicating to an experienced mentor exactly what you need to learn next to make the fastest career progress" and "Frustrations offer your great leverage for making career progress" and "Choose the icon corresponding to your greatest frustration at this point in time" and icons: People, Personality, Information, Stupidities, Ethical, Technical, Efficiency, Workload, Other (each with "Learn more" below, and "Did You Know? / Your current frustrations provide good clues to the specific learning which is most likely to be immediately useful to you." and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

The app will then ask the user a few questions, and offer multiple choice answers to make the process quick and easy. [Text on screen "MyCareerMentor Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" and "WORKLOAD TRACK / Career Path Navigation" and the question "Which phrase below best describes your workload? Learn More" and multiple choice answers: "1. My workload is occasionally more than I can comfortably handle." And "2. My workload is most often – or always – greater than I can comfortably handle." And "3. I could probably handle my workload if I were motivated – but my boss does not motivate me." And "4. Although I can complete the work I am assigned, I don't find it fulfilling." And "Feedback to MyCareerMentor Support Team / Enter any comments below" and "Send feedback" button" and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

.

When the user's answers indicate they want information, they are shown information relevant to their frustration, and often offered additional links to information on other websites, including videos, TED talks, and other resources. [on screen it says "Congratulations! You have arrived!" and "Learning Station" and "Workload Conversation: Being Pro-Active

Words in Picture: "Being pro-active on your own behalf can improve your job

satisfaction as well as increasing your value to the organization"

Follow the instructions below, and then, reflect on what you learned from that experience.

Prepare to Talk with Your Boss

A pro-active step you can take to make your own job more "do-able" is to learn more about with your boss's expectations of your performance in that job. Before you talk to your boss, it is important to do some preparation, so you get the most out of this discussion.

The following sequence of steps offers one possible way to prepare for this discussion:

Words in Picture: "Could you set aside some time to talk with me about how I might be more effective?"

Step 1. Make a list of the job responsibilities you understand are part of your current position.

Step 2. Identify the specific sources of overload in your work, and do your best to identify the sources of each kind of overload you experience. For example, if your boss brings you new work tasks to complete just before quitting time, and asks you to get them done before you leave, you might identify

(a) Lack of advance planning, or

(b) Insufficient staff availability after the main shift as the source of this overload.

Step 3: Develop a list of questions you plan to ask your boss. The aim of

these questions is to help you understand whether, or not:

(a) Your boss's expectations are that you should actually be able to do all of the tasks within the time-frame you now try to do them.

(b) The level of skill and knowledge your boss expects actually matches your own current skill and knowledge level

It is probably best to write down the questions you have developed, to help you stay on track in the discussion with your boss. When you have completed this preparation, you should ask your boss to set aside some time to talk with you about how you might be more effective.

Start the Discussion off on the Right Foot

As the discussion begins, clarify what you are trying to do in this discussion. Explain that you want to become more effective, so you can contribute more to the organization. You want to make it clear that what you are NOT trying to do is to complain about your workload.

Then ask your boss the questions you have prepared, and listen carefully to his/her answers.

What You Might Learn from This Discussion with Your Boss

It is possible that your overload is a result of you assuming you are expected to accomplish all of this work in a short time. But, in your boss's estimation, it might actually be acceptable for you to take longer—or to get help from colleagues—so that the work does get done, but you are not overloaded.

You might also learn that your boss incorrectly thinks you have more experience than you do. Correcting this misunderstanding may result in your boss giving you more help—whether that is more training, or coaching—or, your boss my simply propose a decrease in your workload to better match your current abilities.

Making Your Job More "Do-able" Will Require a Joint Effort

Whatever your boss and you conclude, implementing conclusions from your joint decisions may well help to make your job more "do-able". And, you will have helped your boss to understand that you want your boss's help to enable you to become a better contributor to the organization!

Close this window to return to the App.

BACK TO TOP

The questions take the user to a Learn-by-doing challenge, since the best way to learn is from guided experience. [Text on screen "MyCareerMentor Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" and "Learn by Doing Challenge / Try / Action / Effort" and "For the Question: Would you be willing to talk with your boss about your work overload? You chose Answer: Yes, I am willing to talk to my boss, and see if he/she can help me make my workload more manageable." And "Info Nugget / Your willingness to talk with your boss about your workload shows a commendable attitude. Follow this advice (CLICK HERE) on how to have a workload conversation with your boss. / Feedback to MyCareerMentor Support Team / Enter any comments below" and "Send feedback" button and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

Once the user has completed the learn-by-doing challenge, they are encouraged to reflect on the results of their actions. . [Text on screen "MyCareerMentor Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" and "Congratulations! You have reached your final destination / Journey's End" and "For the Question: What happened when you tried to talk to your boss about your workload? You chose Answer: I talked to my boss, and we agreed to changes which I think will eliminate the overload. I am pleased that this conversation went so well, and I look forward to the end of this horrible feeling that my job meant continual overload.

Journey's End Nugget

CONGRATULATIONS! You have conquered the Workload Control challenge!

This experience will provide much more benefit to you if you take a few minutes for reflection. Ask yourself one or more of these questions:

What did you learn about the ways you can use tools and techniques to help deal with your workload?

Did you identify circumstances under which is it prudent for you to say "No" to a new assignment?

Do you have any advice for someone else struggling with workload problems?

What did you learn from this experience that you want to do (or do differently) in the future?

Many people find that making a few written notes after reflecting helps them to put what they have learned into practice. You can enter notes in the Reflections box below. Or, you can just enter "Got It!" in that same box Once you enter your observations and thoughts in the Reflections box below, you will get credit for this accomplishment.

Click on the Submit button after entering your notes or "Got It!" into the Reflections text box below and you will be transferred to your Personal Library Page, where you will be able to review all of your Reflections and Successes.

Reflections

Save my Reflections to my Personal Library Page SUBMIT" and "Feedback to MyCareerMentor Support Team / Enter any comments below" and "Send feedback" button and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

User reflections go into the user's Personal Library, where the user can edit them, email them to themselves, and review them again at any point in the future they choose. [text on screen: "MyCareerMentor / Advance Your Career Now!" and menu near top of screen "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" and "Welcome to your custom library!" and "Personal Library Page" and "Why is this important?" and "Learn more" and "My successes" and "Addressing Minor Conflicts" and "My Reflections / Addressing Minor Conflicts created 10/26/16 modified 10/26/16" and "My Quests / Level: Curiosity" and "Estimating a Task created 6/29/18 modified 6/29/18 / Success!"

Dates are shown in UTC. button and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

If the user is interested in Fast Tracks to career progress, they are offered opportunities to grow and develop in different ways in their current position, explore opportunities in their current employer or in other organizations, and assess themselves to better understand where they want to go in their career, and how best to leverage their strengths to make career progress. [on screen: Discover our fast tracks to help speed up your career progress

Select the icon that best matches your current career growth goal and learn how to discover and

create your own opportunities. The labels under the icons say: "Grow in current job" and "Increase your value" and "Step Up" and "Grow Professionally" and "Find New Job in Current Company" and "Find New Job in New Company" and "Assess Yourself" and under each icon it says "Learn more."

And below it says "Did you know?

Exploring different possibilities for career growth can expand your opportunities, and help you discover new possibilities for actions you can take to speed up your career progress. and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

The app also offers Quests – both learn-by-doing and learn-by-thinking opportunities which can be tackled like a game. Users complete Quests to earn points, and progress through levels of mastery of a variety of career-related skills. [On screen it says "MyCareerMentor Advance Your Career Now!" and the menu near top of screen says "Home | Continue | Profile | Personal Library | Help | Logout | Dorothy" then the screen says "Quests / Points to next level 100 / Cumulative Points 0" and " "About Quests / Quests offer you powerful ways to learn by doing / Earn points, and rise to higher levels, with your Quest actions / Choose the icon for the Quest which most appeals to you" and "You Mission / Time Management: Planning Quest / Learn by Doing Quest / Quest for Time Management / Learn more" and "Estimation Quest / Learn by Thinking Quest / Estimating a Task / Learn more" and "Did you know? / Taking action with deliberate intent is a powerful way to learn how to make career progress."

and the icons at the bottom of the page are: "Quests / Take Action for Career Progress" and "Frustration Tracks / Navigate through difficult workplace terrain" and "Fast Tracks / High speed access to career success!" and "Information Station / Resources to advance your career"] (next page)

Why should a company consider providing a virtual mentor to their employees? Mentoring has been proven to enhance employee effectiveness, and improve employee satisfaction, as well as speed career progress. A virtual mentor provides a fun and easy way for employees to interact, and get guidance to discover powerful learn-by-doing opportunities. Extensive live mentoring experience has led to the discovery of patterns that can be used to meet mentoring needs of employees, especially those in the first decade of their professional career, and employees whose career progress has plateaued. [on screen it says: "Why a Virtual Mentor? / Mentoring helps employees become more effective / A virtual mentor can provide help to turn frustrations into career learning opportunities / A virtual mentor provides fun opportunities to learn and grow in a career / A virtual mentor is available 24 hours a day, 7 days a week, on smartphone, tablet and computer / Mentoring patterns identified by the developers of MyCareerMentor (based on over 100 years of combined experience doing face-to-face, telephone and computer-

mediated live mentoring), which are built into the virtual mentor, can handle over half of the mentoring needs of employees – and most of the mentoring needs of employees in the first decade of their profession"] (next page)

For more information, check out our website at StepUp.work. Thank you! [on screen: StepUp.work / Virtual Mentoring for your career advancement" and "For more information, please visit our website at StepUp.Work"]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

What's New | Discover Investments | Edit My Campaign | Launch an ICO | Blake A.

ConsideredThoughtfully is pending StartEngine Approval



PLAY VIDEO
ConsideredThoughtfully
Your Virtual Automated Career Mentor
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Virtual Mentoring for Career Advancement

Invest in ConsideredThoughtfully



LEARNING THE RIGHT THINGS FIRST!

Career-based mentoring and coaching are critical to the success of employees. We have created a **unique, affordable delivery system, which puts mentoring into the hands of everyone and that is accessible anytime, anywhere with an internet connection, tailored to individual interests and needs!** Individuals can get mentoring for themselves. Companies can make mentoring available to their employees



MYCAREERMENTOR
HELPING YOU NAVIGATE THROUGH DIFFICULT WORKPLACE TERRAINS
StepUp.work

Imagine a career-oriented coach, accessible day or night that would encourage and guide your employees through work frustrations and workplace situations. Now, imagine **an intelligent, computer mentor, using the latest artificial intelligence and machine learning technology, that promotes long-term career growth and fosters personal relationships. MyCareerMentor** exists today, accessible via computer, tablet, and cell phone. The current working prototypes include: (1) MyCareerMentor using text and graphics to provide mentoring, and (2) a chatbot avatar interview to assess a user's readiness for automated mentoring, as well as the potential usefulness of mentoring for the user. The next two steps in development, which remain to be done, are (a) a chatbot avatar mentor intake session, and (b) a family of chatbot avatar mentors with different "personalities" (that is, different styles of offering information and advice).

Our product, **MyCareerMentor,** is, as far as we know, **the only career mentoring program in the market today that provides employees an instant response, 24 hours a day, every day of the week,** unlike human mentors, who we believe are overwhelmed by the demands of their jobs beyond mentoring. **MyCareerMentor offers personalized virtual mentoring. We use the latest chatbot and avatar artificial intelligence technologies for** the initial interview interaction with the user (and plan in the future to conduct a mentoring intake session and full mentoring discussions with the user using chatbot avatars). The result is to help employees speed up their career progress and improve their career satisfaction while enhancing overall corporate results.

The Offering

Investment

$0.50/share of Common Stock | When you invest you are betting the company's future value will exceed $5M.

Perks

Level 1: $600 or more

Free subscription to MyCareerMentor for up to 20 people you designate (e.g. your employees or mentees) for 6 months.

Level 2: $1,[illegible] or more

Free subscription to MyCareerMentor for up to 45 people you designate (e.g. your employees or mentees) for 6 months

Level 3: $5,000 or more

Free subscription to MyCareerMentor for up to 200 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify one additional situations and career frustrations to be added to the app

Level 4: $10,000 or more

Free subscription to MyCareerMentor for up to 450 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify three additional situations and career frustrations to be added to the app

**All perks occur after the offering is completed.*

These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below*

Development Stage

We have spent over three years developing our products, and we currently have a working prototype of a chatbot avatar which interviews prospective users to see how helpful mentoring could be for them. We also have a working prototype of MyCareerMentor which currently uses text and graphics to deliver mentoring, with future plans to use chatbot avatars to deliver mentoring). Lastly, we have two fully functional mini-courses, two assessments, and several more currently in development.

Why Invest in ConsideredThoughtfully?

1. Revolutionary Delivery System for Mentoring

We believe artificial intelligence and machine learning are here to stay. Robots and computers are performing tasks humans formerly performed. We have demonstrated that fully-automated mentoring is feasible and practical. Ride the wave of cutting edge. Be part of the excitement of a new cutting-edge venture!



(Image is from the working prototype of the chatbot avatar interview)

2. Huge Mentoring Need

Young professionals (having less than 12 years of experience) numbered 72 million in the U.S. as of 2016.

[illegible]% of employees want opportunities for career growth.

87% of millennials say professional development or career growth opportunities are very important.

A July 2017 survey found that 95% of millennials say lifelong learning and professional development are critical to their long term success, and nearly half of those surveyed are willing to spend their own time and money on further training.


Professional employees leave school with professional skills, but need other skills to gain career success


Even star employees can rise only so far unless they develop additional skills

3. Sizable Market Potential

We believe automated mentoring in companies saves money and time, and it increases productivity.

Turnover Costs and Savings

(200 Person Workforce)

MyCareerMentor reduces the time required for employees to become effective by providing options for employees to grow faster in their current job, practicing skills in a safe environment.

Using MyCareerMentor as a supplement frees up internal company mentors to focus on their primary assignments and company specifics. Scarce face-to-face mentoring time can be reserved for company-specific issues, making mentoring a better value proposition.

We believe mentoring saves companies money by reducing employee turnover; reducing the cost of hiring; the cost of onboarding and training; the cost of learning and development; and the cost of time lost when roles go unfilled. Studies show turnover costs 6 to 9 months' salary or more for each employee. Retention of valuable employees pays off, especially when they get the mentoring they need to succeed in their company environment!



Savings from Decreased Turnover, $66,451
Cost of turnover w/mentoring, $45,419
SW Cost, $12,000
Cost of Turnover without Mentoring $123,870

(Sources: 1, 2)



4. Global Impact

MyCareerMentor is available everywhere the World Wide Web exists any time of day or night, making the application accessible around the world.

We believe that as business becomes increasingly global, companies' ability to affordably impart to their employees effective ways of working and interacting is a major success factor.

Our Revenue Strategy

Our main revenue source will come from **selling our subscriptions to corporations.** Companies will be able to buy subscriptions that cover different numbers of employees. Each company can choose to offer virtual mentoring to as many of their employees as they chose. We will also offer our virtual mentor to **individuals** who buy **subscriptions.** All subscribers will get access to both **MyCareerMentor** (the virtual mentor) and the supporting products (assessments and mini-courses).

We plan to establish **long-term, mutually beneficial partnerships with larger corporations. We believe MyCareerMentor** will not only save companies from losing employees (saving even five to ten people from leaving a company per year would be a huge plus for the company!) but also improve the productivity and effectiveness of their employees.

Long Term Vision: Foster an Entire Ecosystem



Our Team



Our team at ConsideredThoughtfully includes a judicious combination of senior professionals with years of mentoring experience, plus broad management and technical experience, and young professionals with experience in chatbot and avatar technology and the latest software development techniques. Two members of our team have experience founding other start-up companies, some of which have been successful over decades, and all of which have provided in-depth experience in what it takes to enable a start-up to succeed.

The decades of workplace mentoring experience of the founders (over 100 years total) have enabled the founders to identify patterns in mentoring and career development. We believe these patterns provide 80 - 90% of the critical mentoring information a professional employee needs in their first decade of work to be successful.

The virtual mentor app has captured these patterns in the form of questions and answers which lead to learn-by-doing opportunities which will turbo-charge career progress, and significantly increase an employee's value to their employer.

Our Core Values

Our Core Values

Adaptive Learning | **Evidence-Based Techniques** | **Self-Discovery**

Experiential Learning | **Owning Your Career** | **Tailoring Your Future**

Our Services

MyCareerMentor

Our primary service, **MyCareerMentor**, is an **experiential virtual mentoring program** that utilizes advanced technology to allow companies to provide cost-effective mentoring to their employees.

With **MyCareerMentor**, employees can practice critical skills – especially soft skills – in safe and fun ways. Using text and graphics (currently) and the latest chatbot and avatar technologies (in the future), an employee will be able to chat with our virtual mentor that embodies wisdom and strategies from established career mentors. Our virtual mentor is available **24 hours a day, seven days a week** to listen to a user's concerns, offer feedback and give suggestions.

We have designed **MyCareerMentor** to allow employees to **receive enhanced guidance while also having agency over their situation.** We believe **MyCareerMentor** will revolutionize the way that individual users, private companies and large corporations increase productivity, cut costs, and achieve success.




WELL-MANAGED
COMMUNICATIONS



Mini Courses

In addition to the learn by doing opportunities offered in **MyCareerMentor**, we offer opportunities to learn more about some critical topics not covered by any other available online courses in mini-courses and **self-assessments**. **MyCareerMentor** links users to one of these mini-courses or self-assessments each time it is pertinent to the specific needs of the user.

Two mini-courses are currently available:

- How to Be Well-Managed (Despite Your Boss!)
- How to Improve Communication

Assessments and mini-courses currently under development include:

- *Assess Your Change Agent Skills*
- Improve Your Effectiveness as a Change Agent

Other future mini-courses, for which material has been developed, include:

- How to influence without formal authority (leading from behind)
- Critical thinking (to improve your decisions and increase your influence)
- Risk management for professionals: personal mastery
- Leveraging opposition to increase your success
- Political engineering (how to work more effectively with groups of people)

- [illegible] and limitations)

"I find MyCareerMentor very useful because we always seem to be stuck in a rut when it comes to looking for a solution. Asking the question from other angles always opens the mind out to other solutions."

A Beta Tester

Associates Program

ConsideredThoughtfully is a participant in the **Amazon Services LLC Associates Program**, an affiliate advertising program designed to provide a means for sites to earn advertising fees by advertising and linking to amazon.com. We plan to affiliate with additional organizations offering services our users will find helpful (such as human-to-human mentoring). These affiliations may provide a small amount of additional revenue.

Looking Ahead



The mission of ConsideredThoughtfully is to provide automated mentoring to professionals who want to become more effective and make faster career progress. We believe corporate customers will improve employee retention while increasing employee effectiveness and cutting costs. We plan to continue developing **state-of-the-art avatar and chatbot technologies** for **MyCareerMentor**, mini-courses, and many other potential verticals with the intention of offering help for all types of career enhancement situations. Lastly, we plan to continue **growing our partnerships** with other corporations in addition to **customizing our curricula** to specific customers and types of businesses.

Invest in ConsideredThoughtfully Today!

Competitors

To our knowledge, there are no direct competitors which offer artificial-intelligence-based fully automated mentoring for employees. Firms that offer related services, which could be considered competitors are: (a) AI-based mentoring for targets other than employees, (b) products/services that match employees with human mentors and coaches, (c) apps that offer career-related learning, and (d) organizations that provide mentoring and coaching by humans. These are summarized below.

Since at least 2003, industry observers have been predicting that artificial intelligence based mentors will be developed. In 2016, a technology analyst predicted that AI-based mentors would come out within a year. Besides ourselves, we are not aware of any companies which offer an AI-based career mentor designed for all **employees and individuals**.

Butterfly.ai offers mentoring for **managers**. There is one firm, DQ Labs, based in Bangalore, India, in very early startup mode (they don't have a website yet), which intends to offer an Artificial Intelligence Mentor (AIM) for **students** to help them define and achieve goals including preparing for exams, finding scholarships, identifying strengths, weaknesses and skill gaps, and choosing a career.

There are a number of companies which sell software or services to corporations to **match live mentors and coaches with employees** in the corporation, and provide supporting services (business software comparison company Capterra lists over 40 of these companies). Examples of these companies include MentorcliQ, Chronus, River, eMentor Connect, Mentorink, Art of Mentoring, Averisa, Mentor Resources, Management Mentors, MentorCity and MentorLoop. Many companies which use these services find it difficult to find enough employees to do the mentoring, so there is often a lot of unmet demand.

There are apps which offer opportunities for **career-related learning**. For example, Virtual Mentor for iOS and Android, developed by the Institute for Personal Leadership, offers opportunities to participate in video role-playing activities and to get feedback on your performance from peers.

There are many individuals and organizations offering **mentoring and coaching by humans**. Examples of organizations offering mentoring and coaching include Paragon One, YourEmpoweredYou, HallieCrawford.com and The Coach Connection.


Competitive analysis and selection of best technologies to implement an artificial intelligence-based mentor
June 2011 - September 2014
Initial prototype development
December 2014
Incorporation
January 2015
Prototype refinement incorporating feedback from experienced mentors
July - December 2015
Beta Testing
December 2015 - January 2016
Refinement into initial product
February - November 2016
Marketing test launch
December 2016 – March 2017
Refinement of product based on marketing test results and user feedback
April 2017 - August 2018
Fundraising
August 2018 - October 2018
Securing first large corporate customer
November 2018
Securing second large corporate customer
December 2019
May 2020
Target date to acheive positive cash flow

Meet Our Team



Dorothy McKinney

Founder, Chief Executive Officer and Director

Dorothy started mentoring professionals before she even earned her bachelors degree, and has continued mentoring for over 45 years. [illegible]



Samuele Bassett

Chief Operating Officer

Samuele developed and owned an AI [illegible] [illegible]



Eileen Arnold

Co Founder and Chief Systems Engineer

Eileen has experienced work environments in technical fields, mentoring others most of her [illegible] years as a [illegible] electrical and software systems engineer. [illegible]

[illegible] bot technology for healthcare — a complex, nuanced task. Generated [illegible] documentation, including white paper deck, investment strategy, and executive summary. Challenged by [illegible] healthcare [illegible] creating a chatbot that could address intake, diagnosis, and [illegible] delivery for every possible area using natural language and AI on a chatbot platform. * Quickly learned the [illegible] of AI interfaces, [illegible] beyond what was thought possible. When told by [illegible] that the AI couldn't address [illegible] infinite set of permutations, found a way to make them finite, according to life stage of the subject. * Created AI [illegible] when experts [illegible] impossible; developed [illegible] chart that [illegible], using that as the basis to proceed with development. [illegible] from intake to diagnosis, recommendation, and referral. * Established scalable operations, creating centralized hub for all internal collaboration. Raised [illegible] in seed [illegible], grew to [illegible] employees, and attracted experts through [illegible] relationships. * [illegible] tech advisory [illegible] for [illegible]. Exceeded their expectations in [illegible]. * [illegible] with proof-of-concept [illegible] of AI chatbot [illegible] leading-edge NLU (natural language understanding) and NLP (natural language processing) concepts with help from relevant thought leaders. * Overcame data [illegible] challenge. [illegible] connecting with an expert in [illegible] data and delivering relevant responses in conversational format. After [illegible] the system, [illegible] content. * Built reputation as thought leader in the use of technology in healthcare. Presented to the Graduate School of Education at the University of Pennsylvania.



Shazad Contractor

Chief Financial Officer and Secretary

Shazad is a CPA with over 45 years of financial management experience. He has [illegible] companies, and served as part-time CFO for several small companies, as well as serving as CFO for a [illegible] billion dollar division of a [illegible] company. Shazad was Chief Operating Officer of [illegible], a [illegible] company [illegible], from 2004 to May of 2016. He has a C.P.A. practice, started in 1987, which is currently his primary occupation. He spends approximately 20% of his time in his role as the Chief Financial Officer of [illegible], and has done so since the inception of the company in January 2015.



Ebenezer Ekejiuba

Software Engineer

Ebenezer has a passion for programming, figuring out how things work and [illegible] [illegible] of his passion, he spent his teenage years [illegible] engines, and [illegible]

[illegible] in development. [illegible] sharpened with time, he now [illegible] to bringing the ideas of others to life. [illegible] he worked as an [illegible] where he was in charge of [illegible] ranging from the maintenance of [illegible] to the web development of [illegible] of the company websites built with various programming frameworks. While there, he was tasked with building scalable web systems to expand website functionality and [illegible] company workload by automating the responsibilities of the employees. [illegible] his understanding of the importance of [illegible] and efficient design, [illegible] interfaces.

Offering Summary

Maximum 2,000,000 shares of Common Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of Common Stock ($10,000)

Company	ConsideredThoughtfully
Corporate Address	[illegible] Street, San Francisco, CA [illegible]
Description of Business	Provide virtual mentoring services to corporations' employees and to individuals
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$200

Perks*

Level 1: $500 or more

Free subscription to MyCareerMentor for up to 20 people you designate (e.g. your employees or mentees) for 6 months

Level 2: $1,000 or more

Free subscription to MyCareerMentor for up to 40 people you designate (e.g. your employees or mentees) for 6 months

Level 3: $5,000 or more

Free subscription to MyCareerMentor for up to 200 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify one additional situation and career frustration to be added to the app

Level 4: $10,000 or more

Free subscription to MyCareerMentor for up to 450 people you designate (e.g. your employees or mentees) for 6 months

Plus the ability to specify three additional situations and career frustrations to be added to the app

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

ConsideredThoughtfully, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.50 / share, you will receive 40 bonus shares, meaning you'll own 440 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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